UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Black Diamond, Inc.

(Exact Name of registrant as specified in its charter)

Delaware	0-24277	58-1972600
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2084 East 3900 South Salt Lake City, Utah	84124
(Address of principal executive offices)	(Zip Code)

Aaron J. Kuehne

(801) 278-5552

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of this Form SD and the Conflict Minerals Report, filed as Exhibit 1.02 hereto, are publicly available on our Internet website at www.blackdiamond-inc.com under the tab “SEC Filings” within the section called “Investor Relations.” The information contained on the Company’s website is not incorporated by reference into this Form SD or the Company’s Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit No.	Description

1.02	Black Diamond, Inc. Conflict Minerals Report for the year ended December 31, 2013, as required by Items 1.01 and 1.02 of Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BLACK DIAMOND, INC.

By:	/s/ Aaron J. Kuehne	Date: June 2, 2014
Name: Aaron J. Kuehne
Title: Chief Financial Officer